ODDITY Tech Ltd.

8 Haharash Street

Tel Aviv-Jaffa 6761304, Israel

July 14, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell
Joshua Gorsky
Mary Mast
Sasha Parikh

Re:	ODDITY Tech Ltd.

Registration Statement on Form F-1 (File No. 333-272890)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1, as amended (File No. 333-272890) (the “Registration Statement”), of ODDITY Tech Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 18, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Alison Haggerty at (212) 906-1320.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

ODDITY Tech Ltd.

By:	/s/ Lindsay Drucker Mann
	Name:	Lindsay Drucker Mann
	Title:	Chief Financial Officer

cc:	(via email)
Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.
Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP
Alison Haggerty, Esq., Latham & Watkins LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP